INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS                                             Bond No. 234-63-33 - 03

Item 1. Name of Insured (herein called Insured): The Select Sector SPDR Trust
        Principal Address:                       1 Lincoln Street
                                                 Boston, MA 02111

Item 2. Bond Period from 12:01 a.m. 03/01/2010 to 12:01 a.m. 06/30/2011 the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

Amount applicable to Limit of Liability Deductible
Insuring Agreement (A)-FIDELITY                          $2,500,000   $     0
Insuring Agreement (B)-ON PREMISES                       $2,500,000   $10,000
Insuring Agreement (C)-IN TRANSIT                        $2,500,000   $10,000
Insuring Agreement (D)-FORGERY OR ALTERATION             $2,500,000   $10,000
Insuring Agreement (E)-SECURITIES                        $2,500,000   $10,000
Insuring Agreement (F)-COUNTERFEIT CURRENCY              $2,500,000   $10,000
Insuring Agreement (G)-STOP PAYMENT                      $  100,000   $ 5,000
Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT    $  100,000   $ 5,000
Insuring Agreement (I)-AUDIT EXPENSE                     $  100,000   $ 5,000
Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS       $2,500,000   $10,000
Insuring Agreement (K)-UNAUTHORIZED SIGNATURES           $  100,000   $ 5,000
Optional Insuring Agreements and Coverages
Insuring Agreement (L)-COMPUTER SYSTEMS                  $2,500,000   $10,000
Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS          Not Covered       N/A

     If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered-Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: Riders No. 1, 2, 3, 4 and 5

Item 6. The Insured by the acceptance of this bond gives to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) 234-63-33 - 02 such termination or cancellation to be effective as of the time this bond becomes effective.


By:
   ----------------------------------
   (Authorized Representative)

   INSURED COPY
   234-63-33 - 03

                            SECRETARY'S CERTIFICATE

I, Ryan M. Louvar, Secretary of The Select Sector SPDR(R) Trust (the "Trust"), hereby certify that the following resolutions were unanimously approved by the Board of Trustees (and Independent Trustees voting separately) at a meeting held on February 8, 2011:

     RESOLVED, that the extension of the term of the Fidelity Bond through June 30, 2011, covering the Funds of the Trust written by Great American Insurance Company having an aggregate coverage of $2,500,000 be, and it hereby is, approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the aggregate assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Funds of the Trust; and further

     RESOLVED, that the Secretary or Assistant Secretary be, and each hereby is, authorized to file or cause to be filed the binder to the Fidelity Bond and appropriate notices with the SEC in accordance with paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940, as amended; and further

     RESOLVED, that the officers of the Trust be, and each hereby is, authorized to execute such documents, to make any and all payments and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board's approval.

IN WITNESS WHEREOF, I have hereunto set my hand this 18th day of February, 2011.


                                        /s/ Ryan M. Louvar
                                        ----------------------------------------
                                        Ryan M. Louvar
                                        Secretary

February 18, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Filings, Information & Consumer Service

Re:  The Select Sector SPDR(R) Trust (the "Funds")
     Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Funds' Investment Company Blanket Bond ("Bond") in the amount of $2,500,000 has been processed for payment which extends the term of such Bond for an additional four (4) months until June 30, 2011.

If you have any questions, please give me a call at 617-662-3909.

Very truly yours,


/s/ Ryan M. Louvar

Ryan M. Louvar
Secretary